Filed by: Dominion Energy, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Dominion Energy, Inc.

Commission File No.: 001-08489

FOR IMMEDIATE RELEASE

NextEra Energy and Dominion Energy file to combine, building a stronger company to meet growing power demand across four of America’s fastest-growing states while keeping energy affordable and reliable

•	NextEra Energy and Dominion Energy file applications seeking regulatory approval of their proposed combination

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Customers in Virginia, North Carolina and South Carolina would receive $2.25 billion in shareholder-funded bill credits, and the companies have committed that merger-related costs will not be passed on to customers

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The combination brings together Dominion Energy’s local leadership, experienced workforce and community knowledge with NextEra Energy’s added financial strength, supply chain expertise and infrastructure development capabilities

•	The combined company would bring an all-of-the-above energy platform, including renewables, battery storage, nuclear and natural gas, with industry-leading capabilities

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Dominion Energy’s operating companies will remain locally led and separately regulated, with meaningful job protections; the combined company would maintain dual corporate headquarters in Richmond, Virginia, and Juno Beach, Florida, and an operational headquarters in Cayce, South Carolina

•	The combination positions Virginia, North Carolina and South Carolina to meet unprecedented power demand, support jobs and economic development, and keep customer bills affordable

•	The transaction is expected to close in the second half of 2027

JUNO BEACH, Fla. and RICHMOND, Va., July 15, 2026 - NextEra Energy, Inc. (NYSE: NEE) and Dominion Energy, Inc. (NYSE: D) today filed applications seeking regulatory approval of their proposed combination with the Virginia State Corporation Commission, the North Carolina Utilities Commission, the Public Service Commission of South Carolina, the Federal Energy Regulatory Commission and the Nuclear Regulatory Commission.

America is entering an era of rapidly growing electricity demand that will require substantial investment in generation, transmission, distribution and grid resilience. The proposed combination is designed to preserve Dominion Energy’s local strengths with NextEra Energy’s added resources, balance sheet strength, supply chain expertise, construction experience and operating capabilities to help meet that demand reliably and affordably over the long term. The combined company would serve approximately 10 million customer accounts across four of the nation’s fastest-growing states and be better positioned to buy, build, finance and operate the energy infrastructure customers need more efficiently.

The larger platform is intended to complement, not replace, Dominion Energy’s local operating model. Dominion Energy’s operating companies would remain locally led, separately regulated and accountable to their state commissions, while their teams gain access to additional technology, capital and proven practices. That includes a proven track record at Florida Power & Light Company (FPL) with more than 20 years of reliably and affordably meeting growth in one of the fastest-growing states in America, with a reliability performance of more than 60% better than the national average and a typical residential bill approximately 30% below the national average.

A word from John Ketchum, chairman, president and CEO of NextEra Energy:

“This combination is about putting scale and a stronger, more comprehensive platform behind Dominion Energy’s local teams so they can meet growing power demand while keeping bills affordable and service reliable. We’re bringing together two industry-leading teams with complementary strengths and expertise. Dominion Energy brings deep local knowledge, experienced employees and a strong operating record. NextEra Energy brings additional scale, an industry-leading operating platform, financial strength, supply chain expertise and operating efficiencies we have built through FPL and NextEra Energy Resources. Together, we will be better positioned to partner with states and communities to attract new investment, support new jobs and invest in the all-of-the-above energy infrastructure customers need, including renewables, battery storage, nuclear and gas-fired generation. Customers would experience immediate value through $2.25 billion in shareholder-funded bill credits and long-term value through a stronger company that can buy, build, finance and operate energy infrastructure projects more efficiently, which will result in long-term customer benefits.”

A word from Robert Blue, chair, president and CEO of Dominion Energy:

“This is a combination centered on customers, communities and employees. It preserves the Dominion Energy utilities our customers know — the same local leaders, employees, regulatory oversight and commitment to an all-of-the-above energy mix — while adding capabilities that can help us build needed infrastructure more efficiently and keep bills affordable. Our employees and communities can be confident that we will remain a strong local employer, a constructive economic development partner and a reliable provider of the energy that powers homes, businesses and new investments.”

Delivering real value to customers, communities and employees

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Immediate bill relief and customer protections: Dominion Energy customers in Virginia, North Carolina and South Carolina would receive $2.25 billion in bill credits over the first two years after closing, funded by shareholders and not recoverable from customers. Customers also would be held harmless from any and all transaction, transition, acquisition-premium, financing and restructuring costs associated with the combination.

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Long-term affordability and reliability: The benefits extend beyond the initial credits. The combined company’s greater purchasing power, broader supply chain visibility, increased access to capital, project execution capabilities and larger operating platform are expected to help meet growing power demand affordably while maintaining service quality and reliability.

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An all-of-the-above energy platform: Through its regulated utilities and subsidiaries, the combined company would own or operate more than 110 gigawatts of electric generating resources across renewables, battery storage, nuclear and natural gas. The combination would pair Dominion Energy’s local operating expertise and generation portfolio with NextEra Energy’s industry-leading solar and battery storage capabilities, as well as deep experience in nuclear, natural gas, transmission and grid modernization.

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Customer service and storm response: The combination would provide access to a larger regulated utility platform, drawing on best practices across FPL and Dominion Energy’s operating companies in customer service, storm restoration, grid modernization, workforce tools, data analytics, artificial intelligence and process improvement.

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Locally led, locally staffed and fully accountable: Dominion Energy’s operating companies will remain separately regulated and locally led. The combined company will maintain dual corporate headquarters in Richmond, Virginia, and Juno Beach, Florida, and an operational headquarters in Cayce, South Carolina. State regulators would continue to oversee rates, service, resource planning and major investments. Dominion Energy employees would receive 18 months of job protection after closing; non-union employees would receive two years of current compensation and comparable benefits. Collective bargaining agreements would continue according to their terms.

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A partner in economic and community development: Reliable, affordable energy is foundational to economic development. The combined company intends to partner with state and local leaders to support existing employers, attract new businesses, and encourage additional investment from suppliers, contractors and service providers. It also would increase Dominion Energy’s historical shareholder-funded charitable giving by $10 million annually for five years across Virginia, North Carolina and South Carolina.

Transaction review process

The transaction has been unanimously approved by the boards of directors of both companies. The transaction is expected to close in the second half of 2027, subject to customary closing conditions and approvals by the shareholders of NextEra Energy and Dominion Energy, state regulatory review and approval from the Virginia State Corporation Commission, the North Carolina Utilities Commission and the Public Service Commission of South Carolina, the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, approval by the Federal Energy Regulatory Commission under Section 203 of the Federal Power Act and approval by the Nuclear Regulatory Commission.

More information about the proposed combination is available at www.DominionNextEraFuture.com. Applications will be posted as they are filed.

About NextEra Energy, Inc.

NextEra Energy, Inc. (NYSE: NEE) is the largest electric power and energy infrastructure company in North America, the world’s leader in renewables and storage and a leading provider of electricity to American homes and businesses. Headquartered in Juno Beach, Florida, NextEra Energy is a Fortune 200 company that owns Florida Power & Light Company, America’s largest electric utility, which provides reliable electricity to approximately 12 million people across Florida. NextEra Energy also owns the largest energy infrastructure development company in the U.S., NextEra Energy Resources, LLC. NextEra Energy and its affiliated entities are meeting America’s growing energy needs with a diverse mix of energy sources, including renewables, battery storage, nuclear and natural gas. For more information about NextEra Energy companies, visit these websites: www.NextEraEnergy.com, www.FPL.com, www.NextEraEnergyResources.com.

About Dominion Energy

Dominion Energy (NYSE: D), headquartered in Richmond, Va., provides regulated electricity service to 3.6 million homes and businesses in Virginia, North Carolina and South Carolina, and regulated natural gas service to 500,000 customers in South Carolina. The company is one of the nation’s leading developers and operators of regulated offshore wind and solar power and the largest producer of carbon-free electricity in New England. The company’s mission is to provide the reliable, affordable and increasingly clean energy that powers its customers every day. Please visit DominionEnergy.com to learn more.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included or incorporated by reference in this communication, including, among other things, statements regarding the proposed business combination transaction between NextEra Energy, Inc., a Florida Corporation (“NextEra Energy”), and Dominion Energy, Inc., a Virginia Corporation (“Dominion Energy”), and future events, plans and anticipated results of operations, business strategies, the anticipated benefits of the proposed transactions, the anticipated impact of the proposed transactions on the combined company’s business and future financial and operating results, the anticipated closing date for the proposed transactions and other aspects of NextEra Energy’s or Dominion Energy’s operations or operating results are forward-looking statements. Words and phrases such as “ambition,” “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target,” the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions or events can be used to identify forward-looking statements. Where, in any forward-looking statement, NextEra Energy or Dominion Energy expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. Any forward-looking statement is not a guarantee of future performance, outcomes or results and is subject to numerous risks, uncertainties and other factors, many of which are beyond NextEra Energy’s or Dominion Energy’s control, that could cause actual performance, outcomes or results to differ materially from what is expressed or implied in the forward-looking statement.

These factors include a failure by NextEra Energy to successfully integrate Dominion Energy’s businesses and technologies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the expected benefits of the proposed transactions may not be fully realized or may take longer to realize than expected; each party’s ability to obtain the approval of its shareholders required to consummate the proposed transactions and the timing of the closing of the proposed transactions, including the risk that the conditions to closing are not satisfied on a timely basis or at all or the failure of the transactions to close for any other reason or to close on the anticipated terms, including with the anticipated tax treatment; the risk that any governmental or regulatory approval, consent or authorization that may be required for the proposed transactions is not obtained, is delayed or is obtained subject to conditions that are not anticipated or that cause the termination of the merger agreement and abandonment of the transactions; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement by either party; the risk that certain provisions in the merger agreement or the pendency of the transactions may impact either party’s ability to pursue certain business opportunities or strategic transactions; unanticipated difficulties, liabilities or expenditures relating to the transactions, including the impact of potential litigation relating to the transactions; the effect of the announcement, pendency or completion of the proposed transactions on the parties’ business relationships and business operations generally, including the parties’ relationship with regulators, suppliers, vendors and customers; the effect of the announcement or pendency of the proposed transactions on the parties’ common stock prices and uncertainty as to the long-term value of either party’s common stock; risks that the proposed transactions disrupt either party’s current plans and operations, including due to the diversion of the attention of management from ordinary course business operations, and potential difficulties in hiring or retaining employees as a result of the proposed transactions; any rating agency actions; and the impact of the announcement or pendency of the proposed transactions on either party’s ability to access capital, including the short- and long-term debt markets, on a timely and affordable basis; general worldwide economic conditions and related uncertainties; the effect and timing of changes in laws or in governmental regulations (including environmental); fluctuations in trading prices of securities of NextEra Energy and in the financial results of NextEra Energy or Dominion Energy; and the timing and extent of changes in interest rates, commodity prices and demand and market prices for electricity or gas. The preliminary joint proxy statement/prospectus included in the registration statement on Form S-4 (Registration No. 333-297351) filed by NextEra Energy with the Securities and Exchange Commission (the “SEC”) on July 9, 2026 (available at https://www.sec.gov/Archives/edgar/data/753308/000110465926082301/tm2614888-13_s4.htm) (“Registration Statement”), describes additional risks relating to the proposed transactions and combined company. While the list of factors presented here and the list of factors presented in the Registration Statement are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to NextEra Energy’s and Dominion Energy’s respective periodic reports and other filings with the SEC, including the risk factors contained in NextEra Energy’s and Dominion Energy’s most recently filed Annual Reports on Form 10-K and subsequently filed Quarterly Reports on Form 10-Q.

Any forward-looking statements included in this communication represent current expectations and are inherently uncertain and are made only as of the date hereof (or, if applicable, the dates indicated in such statement). Except as required by law, neither NextEra Energy nor Dominion Energy undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Transactions and Where to Find It

In connection with the proposed transactions, NextEra Energy filed with the SEC the Registration Statement, which includes a preliminary joint proxy statement of NextEra Energy and Dominion Energy that also constitutes a preliminary prospectus of NextEra Energy. Each of NextEra Energy and Dominion Energy intends to file with the SEC a definitive joint proxy statement/prospectus. Each of NextEra Energy and Dominion Energy may also file other relevant documents with the SEC regarding the proposed transactions.

This communication is not a substitute for the Registration Statement or the definitive joint proxy statement/prospectus or any other document that NextEra Energy or Dominion Energy may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of NextEra Energy and Dominion Energy. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT NEXTERA ENERGY, DOMINION ENERGY, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

Investors and security holders are or will be able to obtain free copies of the Registration Statement, including the preliminary joint proxy statement/prospectus, and the definitive joint proxy statement/prospectus (if and when available) and other documents containing important information about NextEra Energy, Dominion Energy and the proposed transactions, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by NextEra Energy are available free of charge on NextEra Energy’s website at http://www.investor.nexteraenergy.com/ or by contacting NextEra Energy’s Investor Relations Department by email at investors@nexteraenergy.com or by phone at (800) 222-4511. Copies of the documents filed with the SEC by Dominion Energy are available free of charge on Dominion Energy’s website at http://investors.dominionenergy.com or by contacting Dominion Energy’s Investor Relations Department by email at investor.relations@dominionenergy.com or by phone at (804) 819-2438.

Participants in the Solicitation

NextEra Energy, Dominion Energy and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about the directors and executive officers of NextEra Energy, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) NextEra Energy’s proxy statement for its 2026 annual meeting of shareholders, which was filed with the SEC on April 1, 2026, including under the headings “Proposal 1: Election as directors of the nominees specified in this proxy statement,” “Director Compensation,” “Executive Compensation,” and “Common Stock Ownership of Certain Beneficial Owners and Management” (ii) NextEra Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 13, 2026, including under the heading “Item 1. Business—Information About Our Executive Officers” and (iii) to the extent certain holdings of NextEra Energy securities by its directors or executive officers have changed since the amounts set forth in NextEra Energy’s proxy statement for its 2026 annual meeting of shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC.

Information about the directors and executive officers of Dominion Energy, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) Dominion Energy’s proxy statement for its 2026 annual meeting of shareholders, which was filed with the SEC on March 19, 2026, including under the headings “Item 1: Election of Directors – Director Nominees,” “Compensation of Non-Employee Directors,” “Executive Compensation” and “Security Ownership of Certain Beneficial Owners and Management,” (ii) Dominion Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 23, 2026, including under the heading “Information about our Executive Officers,” and (iii) to the extent certain holdings of Dominion Energy securities by its directors or executive officers have changed since the amounts set forth in Dominion Energy’s proxy statement for its 2026 annual meeting of shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC.

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when such materials become available. Investors should read the definitive joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Copies of the documents filed with the SEC by NextEra Energy and Dominion Energy are available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by NextEra Energy and Dominion Energy are available free of charge through the sources indicated above.

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News Category: Corporate & Financial

Media and Investor Contacts

•	NextEra Energy media contact: (561) 694-4442, media.relations@nexteraenergy.com

•	NextEra Energy investor relations contact: Michael Dowling, (561) 694-4697, investors@nexteraenergy.com

•	Dominion Energy media contact: Ryan Frazier, (804) 836-2083, C.Ryan.Frazier@dominionenergy.com

•	Dominion Energy investor relations contact: David McFarland, (804) 819-2438, David.M.McFarland@dominionenergy.com